SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Stock Exchange Release March 27, 2007 at 15:00

President and CEO Jussi Pesonen discussed UPM’s ongoing year at the AGM Labelstock business to be established as Label Division

President and CEO Jussi Pesonen assessed UPM’s ongoing year in his review at the Annual General Meeting.

“In Europe, the good demand for paper has continued, and we expect that deliveries for the full year will improve from last year.”

“We have achieved price increases in newsprint, uncoated fine papers and some speciality grades. The prices of coated fine papers have remained stable. In the current market situation, it has not been possible to raise magazine paper prices, and their price development has been clearly disappointing,” Pesonen said.

At the Annual General Meeting UPM announced that its labelstock business has been established as a separate division as of the beginning of 2007. The new Label Division consists of UPM Raflatac self-adhesive labelstock and RFID (Radio Frequency Identification) tags.

“Label business is part of UPM’s core business, and it is a strategic growth area for the company. We have invested strongly in this business in recent years, and its annual sales and result have developed favourably. Reporting the business separately will enhance transparency and facilitate the evaluation of business development for the owners,” Pesonen said.

In this connection, the Converting Division will be discontinued and the reporting of Walki Wisa will be included in other operations. In February, UPM announced that it has signed an agreement to sell Walki Wisa to funds managed by the Finnish private equity investment company CapMan. The deal is estimated to be completed during the second quarter of 2007.

The key figures for 2005 and 2006 for the Label Division and the reorganised other operations are included in the enclosed appendix.

The CEO’s address to the AGM is available in full at www.upm-kymmene.fi > Investor Relations.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

Appendix

Label Division

€m	Q4/2006	Q3/2006	Q2/2006	Q1/2006	Q1-Q4/2006	Q1-Q4/2005

Sales	251	240	245	251	987	860
EBITDA	25	20	24	24	93	71
% of sales	9.9	8.4	9.6	9.7	9.4	8.2
Depreciation, amortisation and impairment charges	-8	-9	-7	-8	-32	-30
Operating profit	17	11	16	17	61	41
% of sales	6.6	4.8	6.5	6.6	6.1	4.8
Special items	0	0	0	0	0	0
Operating profit excl. special items	17	11	16	17	61	41
% of sales	6.6	4.8	6.5	6.6	6.1	4.8
Capital employed, 31 December					399	373
Capital employed, average					388	368
Return on capital employed, %					15.6	11.1
Capital expenditure and acquisitions					64	39
Personnel on 31 December					2585	2424

Other Operations (including associated companies)

€m	Q4/2006	Q3/2006	Q2/2006	Q1/2006	Q1-Q4/2006	Q1-Q4/2005 2)

Sales 1)	225	206	189	204	824	970
EBITDA	68	27	33	73	201	178
Depreciation, amortisation and impairment charges	-9	-9	-8	-6	-32	-37
Operating profit
Forestry	23	20	-82	20	-19	64
Energy Department, Finland	36	0	18	40	94	135
Associated companies	9	17	10	25	61	41
Other and eliminations	-11	-18	27	-3	-5	-55
Operating profit, total	57	19	-27	82	131	185
Special items	-6	-2	41	-5	28	-21
Operating profit excl. special items	63	21	-68	87	103	206
Capital employed, 31 December					3386	3594
Capital expenditure and acquisitions					107	82
Personnel on 31 December					4176	4526

1)	Sales include only sales outside the Group.
2)	Includes also the Loparex Group, which was sold in August 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations